Grosvenor Capital Management, L.P.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

August 15, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Laura E. Hatch

Re:	Grosvenor Registered Multi-Strategy Fund (W), LLC

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

(333-189634; 811-22357)

Dear Ms. Hatch:

On August 15, 2013, Grosvenor Registered Multi-Strategy Fund (W), LLC (the “Fund”) filed the above-captioned amended registration statement on Form N-2 (the “Registration Statement”). The Fund hereby seeks acceleration of the effectiveness of the Registration Statement as set forth below.

The Fund hereby requests acceleration of the effectiveness of the Registration Statement for August 16, 2013.

In support of its request for acceleration, the Fund acknowledges that:

1.

Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.

The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3.	The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very Truly Yours,

Grosvenor Registered Multi-Strategy Fund (W), LLC

By:	/s/ Scott J. Lederman
Name: Scott J. Lederman
Title: Director, Chief Executive Officer and President

Grosvenor Securities LLC

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

August 15, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Laura E. Hatch

Re:	Grosvenor Registered Multi-Strategy Fund (W), LLC

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

(333-189634; 811-22357)

Dear Ms. Hatch:

The undersigned, as distributor of the above-captioned fund and offering, hereby joins in the request of the fund that the effectiveness of its registration statement relating to the securities be accelerated for August 16, 2013.

Grosvenor Securities LLC

By:	/s/ Paul Meister
Name:	Paul Meister
Title:	Chief Operating Officer